Exhibit 99.1

NEWS RELEASE
TSX.V: GGX
OTCBB: GGXCF
Berlin: AOLGDN
Frankfurt: POZ
January 26, 2012

Global Green Announces Sale of DryVac Unit

Global Green Matrix Corp. (“Global Green” or the “Company”) – TSX Venture: GGX; OTCBB: GGXCCF; Berlin: AOLGDN; Frankfurt: POZ announced today that as the Canadian Distributor of the DryVac technology, as announced December 23, 2011, the Company has facilitated a sale of a Dry Vac unit (the “unit”) from DryVac Services Canada Inc. (“ DryVac”) to Cancen Oil Canada Inc. (“Cancen”) on January 25, 2012. Cancen will pay to DryVac a total of $2.21 million for the unit and further agrees to pay a distributor fee in the amount of $200,000 to Global Green, the first half is expected to be paid by the 3rd of February 2012 with the balance payable upon delivery of the unit from DryVac to Cancen, anticipated to be on or about April 30, 2012.  In addition, Cancen has agreed to pay to Global Green a quarterly royalty (the “Royalty”) equal to 10% of the gross revenues generated by the operation of the DryVac Unit by Cancen.

Cancen is expected to deploy the unit at a facility to be chosen within the next month. Cancen will be the sole owner and operator of the unit, which will be used to create more value from the facility by separating hydrocarbons from soil and water. The DryVac system efficiently reduces overall energy consumption, energy costs and carbon emissions and the reclaimed hydrocarbons can then be marketed to oil producers instead of being placed permanently in landfills.

Randy Hayward, President and CEO of Global Green states: “The sale of the DryVac unit to Cancen is an excellent start in our quest to expand awareness of this technology. The Company plans to continue to create shareholder value by additional sales of the DryVac units to Cancen and other operators.”

About the DryVac Technology
(www.dryvacservicescanada.com)

The DryVac technology offers significant opportunities in heavy oil, mining, industrial waste water treatment, oil upgrading and SAGD to separate and recover both water and oil from wastes for re-use and sale.  The technology provides companies with previously unavailable sources of revenue while reducing overall energy consumption, carbon emissions and costs associated with waste treatment and handling. Through the use of the DryVac technology, end users in a wide range of industries will not only increase their revenue opportunities through recovery of saleable products but also fulfill environmental cleanup demands at locations across the country.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001

About CANCEN Oil Canada Inc.
(www.cancenoil.com )

Cancen is an energy services company that focuses on providing specialized services to upstream oil and natural gas companies operating in the Western Canadian Sedimentary Basin. The services provided by Cancen assist these companies with the treatment and sale of crude oil and the handling of by-products associated with oil and natural gas development and production. The services provided by Cancen include crude oil emulsion treatment, oilfield waste processing, and disposal of produced and waste water. As at the date hereof, the Corporation's services are provided at five facilities in Alberta and one facility in British Columbia.

About Global Green Matrix Corp.
(www.globalgreenmatrix.com)

Global Green Matrix provides environmentally sound, economically feasible technologies to convert a wide variety of waste streams into useable products. With projects ranging from the processing of municipal solid waste into energy and the reclamation of oilfield waste and contaminated soil, GGX is at the cutting edge of waste remediation and disposal.

For further information visit our website at www.globalgreenmatrix.com, email at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone: 250-247-8689 or 604-687-8855
Fax: 604-628-5001

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release

This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001